Exhibit 99.18

CONSENT OF G. VOICU

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “NI-43101 Technical Report on the Rosebel Mine, Suriname,” dated March 29, 2010 (the “Rosebel Report”); and (2) the annual information form of the Corporation dated March 28, 2011 which includes reference to my name in connection with mineral resource estimations, technical information and the Rosebel Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 28, 2011

/s/ Gabriel Voicu
Name: Gabriel Voicu, PhD, P. Geo
Title: Superintendent Geology and Mine Exploration